Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Gil Efron and Nir Livneh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2017 Annual General Meeting of Shareholders of the Company to be held on Thursday, November 30, 2017, at 2:00 p.m. (Israel time), at the offices of the Company, 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Amended Notice of and Amended Proxy Statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS AMENDED PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS 4 AND 5 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE AMENDED PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KAMADA LTD.

NOVEMBER 30, 2017

GO GREEN

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paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail
your amended proxy card in the
envelope provided as soon
as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND
"FOR" ALL OTHER PROPOSALS.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect nine directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders.

	FOR	AGAINST	ABSTAIN
Mr. Leon Recanati	☐	☐	☐
Dr. Michael Berelowitz	☐	☐	☐
Mr. Jonathan Hahn	☐	☐	☐
Dr. Abraham Havron	☐	☐	☐
Mr. Asaf Frumerman	☐	☐	☐
Prof. Itzhak Krinsky	☐	☐	☐
Ms. Gwen A. Melincoff	☐	☐	☐
Mr. Shmuel (Milky) Rubinstein	☐	☐	☐
Mr. David Tsur	☐	☐	☐

2.
Subject to the election of Ms. Gwen A. Melincoff and Messrs. Asaf Frumerman, Itzhak Krinsky and Shmuel (Milky) Rubinstein to serve as a member of the Company’s Board of Directors, to approve the Company entering into an indemnification and exculpation agreement with each such director.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	Subject to the approval of Proposal 1, to approve the grant of options to each of the Company’s currently serving directors, other than Mr. Saadia Ozeri.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	To approve the grant of options and restricted shares to Mr. Amir London, the Company’s Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Amended Proxy Statement) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 4)

YES	NO
☐	☐

5.
To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors, with respect to the maximum aggregate annual premium payable for directors’ and officers’ liability insurance.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Amended Proxy Statement) with respect to the subject matter of Proposal 5? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 5)

YES	NO
☐	☐

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2017 and for such additional period until the next annual general meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder ____________ Date __________ Signature of Shareholder________________ Date _________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.